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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HOME PRODUCTS INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

STORAGE ACQUISITION COMPANY, L.L.C.
EGI-FUND (02-04) INVESTORS, L.L.C.
MR. JOSEPH GANTZ
WALNUT INVESTMENT PARTNERS, L.P.
TRIYAR STORAGE INVESTMENT COMPANY, LLC
(Name of Filing Persons - Offerors)

EGI-MANAGING MEMBER (02-04), L.L.C.
SZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
ZELL GENERAL PARTNERSHIP, INC.
CHAI TRUST COMPANY, L.L.C.
(Name of Filing Persons - Other Persons; 13D Filers)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

437305105
(CUSIP Number of Class of Securities)

Joseph M. Paolucci, Esq.
Vice President, General Counsel
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 466-3885
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
Henry Lesser, Esq.
Gray Cary Ware & Freidenrich LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$19,850,220.00	$2,515.02

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying (x) 8,822,320, the maximum number of shares of common stock to be acquired in this tender offer (including (i) 7,878,900 shares of common stock of the subject company outstanding as of November 1, 2004 (according to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the subject company on November 9, 2004), (2) 864,216 outstanding options to purchase common stock of the subject company and (3) 79,204 outstanding warrants to purchase common stock of the subject company) by (y) $2.25 (the purchase price per share offered in this tender offer).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	N/A
	Form or Registration No.:	N/A
	Filing Party:	N/A
	Date Filed:	N/A

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 437305105

1.	Names of Reporting Persons: Storage Acquisition Company, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 20-1793137

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 0.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Calculated based upon 7,878,900 shares of Issuer’s Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

CUSIP No. 437305105

1.	Names of Reporting Persons: EGI-Fund (02-04) Investors, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 40-0002819

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 0.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Calculated based upon 7,878,900 shares of Issuer’s Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

CUSIP No. 437305105

1.	Names of Reporting Persons: Joseph Gantz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Persons With
		7.	Sole Voting Power: 1,530

		8.	Shared Voting Power: 5

		9.	Sole Dispositive Power: 1,530

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,535

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 0.1%(1)

14.	Type of Reporting Person (See Instructions): IN

(1) Calculated based upon 7,878,900 shares of Issuer’s Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

CUSIP No. 437305105

1.	Names of Reporting Persons: EGI-Managing Member (02-04), L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 40-0002816

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 0.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Calculated based upon 7,878,900 shares of Issuer’s Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

CUSIP No. 437305105

1.	Names of Reporting Persons: SZ Investments, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-4150443

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 0.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Calculated based upon 7,878,900 shares of Issuer’s Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

CUSIP No. 437305105

1.	Names of Reporting Persons: Samstock/SIT, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-6934126

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With
		7.	Sole Voting Power: 650,720

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 650,720

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 650,720

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.3%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Calculated based upon 7,878,900 shares of Issuer’s Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

CUSIP No. 437305105

1.	Names of Reporting Persons: Zell General Partnership, Inc.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-3716786

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With
		7.	Sole Voting Power: 13,275

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,275

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,275

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Calculated based upon 7,878,900 shares of Issuer’s Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

CUSIP No. 437305105

1.	Names of Reporting Persons: Chai Trust Company, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-6934216

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 664,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 664,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.4%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) Calculated based upon 7,878,900 shares of Issuer’s Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

EXPLANATORY STATEMENT AND RESPONSE TO ITEMS 1-9 AND 11 OF SCHEDULE TO.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Purchaser”), and the other parties who are signatories hereto. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares, which term includes the associated share purchase rights issued under the Rights Agreement dated as of May 21, 1997, as amended (the “Rights Agreement”), between Home Products International, Inc. and Mellon Investor Services LLC, f/k/a ChaseMellon Shareholder Services L.L.C. as Rights Agent), of Home Products International, Inc., a Delaware corporation (the “Issuer”), at a purchase price of $2.25 per Share, without interest thereon, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, as may be amended and supplemented from time to time, together constitute the “Offer”).

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Acquisition Agreement dated as of October 28, 2004 between the Issuer and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Agreements Regarding Funding dated October 28, 2004 and made by EGI-Fund (02-04) Investors, L.L.C., Walnut Investment Partners, L.P. and Triyar Capital, LLC in favor of the Issuer, which are attached as Exhibit (d)(3) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

As indicated on the cover page of this Schedule TO, this Schedule TO, and the information incorporated by reference herein, also constitute an amendment to the Schedule 13D, as amended, previously filed by the persons filing this Schedule TO. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 2-4 and 6 of the Schedule 13D, as amended.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a) (1) (A)	Offer to Purchase dated November 12, 2004.

(a) (1) (B)	Letter of Transmittal.

(a) (1) (C)	Notice of Guaranteed Delivery.

(a) (1) (D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a) (1) (E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a) (1) (F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a) (5) (A)	Summary Advertisement as published in the New York Times on November 12, 2004.

(a) (5) (B)*	Text of press release issued by the Issuer on October 29, 2004.

(a) (5) (C)**	Amended and Restated Joint Filing Agreement dated October 26, 2004 among Purchaser, EGI-Fund (02-04) Investors, L.L.C., EGI-Managing Member (02-04), L.L.C., Samstock/SIT, L.L.C., Zell General Partnership, Inc., Walnut Investment Partners, L.P., Joseph Gantz, Triyar Capital, LLC and Triyar Storage Investment Company, LLC.

(a) (5) (D)***	Powers of Attorney dated October 26, 2004 by (i) Walnut Investment Partners, L.P. and Joseph Gantz, each in favor of F. Mark Reuter, Purchaser and EGI-Fund (02-04) Investors, L.L.C., and (ii) Triyar Capital, LLC and Triyar Storage Investment Company, LLC, in favor of Purchaser and EGI-Fund (02-04) Investors, L.L.C.

(a) (5) (E)****	Text of press release issued by the Issuer on November 12, 2004.

(d) (1)†	Acquisition Agreement dated as of October 28, 2004 by and between Purchaser and the Issuer.

(d) (2)††	Investors Agreement dated as of October 28, 2004 by and among Purchaser, EGI-Fund (02-04) Investors, L.L.C., Joseph Gantz, Walnut Investment Partners, L.P. and Triyar Capital, LLC.

(d) (3)†††	Agreements Regarding Funding dated October 28, 2004 and made by EGI-Fund (02-04) Investors, L.L.C., Walnut Investment Partners, L.P. and Triyar Capital, LLC in favor of the Issuer.

(d) (4)††††	Voting Agreement and Irrevocable Proxy dated October 28, 2004 and made by and between Joseph Gantz and Purchaser.

(d) (5)†††††	Board Composition Agreement dated October 28, 2004 by and among Purchaser, EGI-Fund (02-04) Investors, L.L.C., Joseph Gantz, Walnut Investment Partners, L.P. and certain other parties thereto.

(d) (6)	Letter agreement between the Issuer (represented by Mesirow Financial, Inc.) and Triyar Companies, Inc. dated April 29, 2004.

(d) (7)	Letter agreement between the Issuer (represented by Mesirow Financial, Inc.) and Joseph Gantz dated August 20, 2004.

(d) (8)††††††	Letter agreement between the Issuer (represented by Mesirow Financial, Inc.) and Equity Group Investments, L.L.C. dated July 19, 2004.

(d) (9)	Form of Memorandum to Holders of Company Stock Options.

(d) (10)	Form of Stock Option Cancellation Agreement.

* Previously filed as Exhibit (a)(5)(A) to the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

** Previously filed as Exhibit (a)(5)(B) to the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

*** Previously filed as Exhibit (a)(5)(C) to the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

**** Previously filed as Exhibit (a)(6) to the Schedule 14D-9 filed by the Issuer with the SEC on November 12, 2004.

† Previously filed as Exhibit 7 to the Schedule 13D/A included as part of the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

†† Previously filed as Exhibit 8 to the Schedule 13D/A included as part of the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

††† Previously filed as Exhibit 9 to the Schedule 13D/A included as part of the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

†††† Previously filed as Exhibit 10 to the Schedule 13D/A included as part of the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

††††† Previously filed as Exhibit 11 to the Schedule 13D/A included as part of the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

†††††† Previously filed as Exhibit 3 to the Schedule 13D/A that Samstock/SIT, L.L.C. and Zell General Partnership, Inc. filed with the SEC on September 24, 2004.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004	STORAGE ACQUISITION COMPANY, L.L.C.

/s/ Ellen Havdala

	By:	Ellen Havdala
	Its:	Vice President

EGI-FUND (02-04) INVESTORS, L.L.C.

/s/ Donald J. Liebentritt

	By:	Donald J. Liebentritt
	Its:	Vice President

/s/ Joseph Gantz*

JOSEPH GANTZ

WALNUT INVESTMENT PARTNERS, L.P.
	By:	Walnut Investments Holding Company, LLC
	Its:	General Partner

/s/ James M. Gould*

	By:	James M. Gould
	Its:	Manager

TRIYAR STORAGE INVESTMENT COMPANY, LLC

/s/ Mark Weber*

	By:	Mark Weber
	Its:	Authorized Signatory

EGI-MANAGING MEMBER (02-04), L.L.C.
SZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
ZELL GENERAL PARTNERSHIP, INC.

/s/ Donald J. Liebentritt

	Each By:	Donald J. Liebentritt
	Its:	Vice President

CHAI TRUST COMPANY, L.L.C.

/s/ Donald J. Liebentritt

	By:	Donald J. Liebentritt
	Its:	President

*By: STORAGE ACQUISITION COMPANY, L.L.C. Its: Attorney-in-fact/Authorized Signatory

/s/ Ellen Havdala

	By:	Ellen Havdala
	Its:	Vice President

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
(a) (1) (A)	Offer to Purchase dated November 12, 2004.

(a) (1) (B)	Letter of Transmittal.

(a) (1) (C)	Notice of Guaranteed Delivery.

(a) (1) (D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a) (1) (E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a) (1) (F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a) (5) (A)	Summary Advertisement as published in the New York Times on November 12, 2004.

(a) (5) (B)*	Text of press release issued by the Issuer on October 29, 2004.

(a) (5) (C)**	Amended and Restated Joint Filing Agreement dated October 26, 2004 among Purchaser, EGI-Fund (02-04) Investors, L.L.C., EGI-Managing Member (02-04), L.L.C., Samstock/SIT, L.L.C., Zell General Partnership, Inc., Walnut Investment Partners, L.P., Joseph Gantz, Triyar Capital, LLC and Triyar Storage Investment Company, LLC.

(a) (5) (D)***	Powers of Attorney dated October 26, 2004 by (i) Walnut Investment Partners, L.P. and Joseph Gantz, each in favor of F. Mark Reuter, Purchaser and EGI-Fund (02-04) Investors, L.L.C., and (ii) Triyar Capital, LLC and Triyar Storage Investment Company, LLC, in favor of Purchaser and EGI-Fund (02-04) Investors, L.L.C.

(a) (5) (E)****	Text of press release issued by the Issuer on November 12, 2004.

(d) (1)†	Acquisition Agreement dated as of October 28, 2004 by and between Purchaser and the Issuer.

(d) (2)††	Investors Agreement dated as of October 28, 2004 by and among Purchaser, EGI-Fund (02-04) Investors, L.L.C., Joseph Gantz, Walnut Investment Partners, L.P. and Triyar Capital, LLC.

(d) (3)†††	Agreements Regarding Funding dated October 28, 2004 and made by EGI-Fund (02-04) Investors, L.L.C., Walnut Investment Partners, L.P. and Triyar Capital, LLC in favor of the Issuer.

(d) (4)††††	Voting Agreement and Irrevocable Proxy dated October 28, 2004 and made by and between Joseph Gantz and Purchaser.

(d) (5)†††††	Board Composition Agreement dated October 28, 2004 by and among Purchaser, EGI-Fund (02-04) Investors, L.L.C., Joseph Gantz, Walnut Investment Partners, L.P. and certain other parties thereto.

(d) (6)	Letter agreement between the Issuer (represented by Mesirow Financial, Inc.) and Triyar Companies, Inc. dated April 29, 2004.

(d) (7)	Letter agreement between the Issuer (represented by Mesirow Financial, Inc.) and Joseph Gantz dated August 20, 2004.

(d) (8)††††††	Letter agreement between the Issuer (represented by Mesirow Financial, Inc.) and Equity Group Investments, L.L.C. dated July 19, 2004.

(d) (9)	Form of Memorandum to Holders of Company Stock Options.

(d) (10)	Form of Stock Option Cancellation Agreement.

* Previously filed as Exhibit (a)(5)(A) to the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

** Previously filed as Exhibit (a)(5)(B) to the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

*** Previously filed as Exhibit (a)(5)(C) to the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

**** Previously filed as Exhibit (a)(6) to the Schedule 14D-9 filed by the Issuer with the SEC on November 12, 2004.

† Previously filed as Exhibit 7 to the Schedule 13D/A included as part of the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

†† Previously filed as Exhibit 8 to the Schedule 13D/A included as part of the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

††† Previously filed as Exhibit 9 to the Schedule 13D/A included as part of the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

†††† Previously filed as Exhibit 10 to the Schedule 13D/A included as part of the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

††††† Previously filed as Exhibit 11 to the Schedule 13D/A included as part of the Schedule TO-C that certain members of the offeror group filed with the SEC on November 2, 2004.

†††††† Previously filed as Exhibit 3 to the Schedule 13D/A that Samstock/SIT, L.L.C. and Zell General Partnership, Inc. filed with the SEC on September 24, 2004.